Exhibit 1 - Press Release

                   AUDIO VISUAL SERVICES CORPORATION ANNOUNCES
                            CREDIT FACILITY EXTENSION

     Long Beach, California, September 18, 2001 - Audio Visual Services Corporation(TM) (AVSV: OTC) today announced that the Company's lenders have extended the term of its main credit facility to December 14, 2001. In addition to the extension of the term of the credit facility, the lenders have agreed to defer interest payments until December 14th. Certain financial covenant requirements contained in the credit facility, including the requirement to achieve minimum levels of EBITDA (Earnings before interest, taxes, depreciation and amortization) for the twelve months ending September 30, 2001, have also been waived.

     This announcement comes after a period of discussions between Company representatives, the Company's financial advisor, The Blackstone Group, L.P., and representatives from the Company's bank group, lead by The Chase Manhattan Bank. Prior to this announcement, the Company's main credit facility expired on October 1, 2001. The Company also maintains a senior $16 million revolving credit facility that expires on March 31, 2002.

     Commenting on the announcement, Robert K. Ellis, Chairman and Chief Executive Officer of the Company stated, "The extension of the credit facility reflects the ongoing constructive dialogue with our bank group and provides the Company further time to sensibly restructure or refinance its outstanding indebtedness on a long term basis. The extension will also provide the Company with additional time to assess the impact of last week's events on the economy and on the Company's operating business units."

     Audio Visual Services Corporation is a leading provider of audiovisual equipment rentals, staging services and related technical support services to hotels, event production companies, trade associations, convention centers and corporations in the United States. In addition to its United States operations, the Company has operations in Canada, Mexico, the United Kingdom, Belgium, and the Caribbean. Audio Visual Services Corporation is listed on the OTC Bulletin Board and trades under the symbol AVSV.

     Certain statements contained herein may be deemed to be forward-looking statements as defined in the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods or plans for future periods to differ materially from what is currently anticipated. Those risks include, among others, general competitive factors, the Company's ability to continue operational improvements in its businesses, the Company's ability to comply with the terms of its bank credit agreements, the Company's ability to successfully execute a refinancing or restructuring plan to address its outstanding indebtedness, the seasonality and episodic nature of the Company's business, the resolution of the shareholder class action lawsuit currently pending against the Company and other risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. The Company assumes no obligations to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

                                      # # #

 FOR FURTHER INFORMATION, CONTACT:
 Digby J. Davies                             Mike Smargiassi
 President and COO                           Brainerd Communicators, Inc.
 Audio Visual Services Corporation           212-986-6667
 562-366-0620